June 6, 2001

U.S. Bank Trust National Association,
as Trustee
100 Wall Street, Suite 1600
New York, New York 10005
Attention: Corporate Trust

        This letter agreement (this “Letter Agreement”) is being made and delivered to you in connection with the deposit in the CorTS® Trust II For SAFECO Capital Trust I (the “Trust”) of $20,000,000 8.072% Capital Securities issued by SAFECO Capital Trust I due July 15, 2037 (the “Additional Term Assets”). In accordance with Section 5 of the CorTS® Supplement 2001-23 dated as of May 30, 2001 (the “Trust Agreement”), between you and the undersigned, the undersigned does hereby sell, transfer, assign, set over and otherwise convey to you on behalf and for the benefit of the holders of the Certificates and the Trust, without recourse, the Additional Term Assets. The Additional Term Assets shall constitute Term Assets (as defined in the Trust Agreement). You hereby agree to pay the purchase price for the Additional Term Assets by (i) delivering to the undersigned on the date hereof 742,252 Corporate-Backed Trust Securities (CorTS®) Certificates (the “Certificates”) issued by the Trust, (ii) paying to, or at the direction of, the undersigned on the date hereof $26,906.67, which represents interest accrued on the Additional Term Assets from May 30, 2001, to but excluding the date hereof, and (iii) paying to, or at the direction of, the undersigned the additional amount described in the following paragraph.

        Section 10(l) of Trust Agreement is hereby amended to increase the amount of the accrued interest to which the undersigned is entitled from $1,619,445 to $2,224,845. This increase in the accrued interest to which the undersigned is entitled pursuant to Section 10(l) of the Trust Agreement shall constitute the balance of the purchase price for the Additional Term Assets described in clause (iii) of the preceding paragraph. The Trust Agreement is further amended to increase the amount of the Call Warrants by an amount equal to the principal amount of the Additional Term Assets, and you are hereby directed to execute and deliver additional Call Warrants in an amount equal to the principal amount of the Additional Term Assets.

        This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to its choice of law doctrine). This Letter Agreement may be executed in one or more counterparts and when each party hereto has executed at least one counterpart, this Letter Agreement shall become binding on all parties and such counterparts shall be deemed to be one and the same document. This Letter Agreement is intended to supplement the Trust Agreement, and to the extent that there is any inconsistency between the terms of this Letter Agreement and the Trust Agreement, the terms of this Letter Agreement shall govern. Capitalized terms used herein but not otherwise defined herein shall have the meanings specified in the Trust Agreement.

STRUCTURED PRODUCTS CORP.

By: /s/ Matthew R. Mayers Authorized Signatory

U.S. BANK TRUST NATIONAL ASSOCIATION, AS TRUSTEE

By: /s/ Marlene Fahey Authorized Signatory